Reset IV Inc.



ANNUAL REPORT

9501 Hillwood Drive, Suite 200

Las Vegas, NV 89134

0

www.resetiv.com

This Annual Report is dated April 24, 2021.

BUSINESS

Reset IV, Inc. (Delaware) (also referred to as "we", "us", "our", or "Company") was formed under the state laws of Delaware, to operate as the parent company to the Reset IV brand.

We are an on-demand, mobile infusion company. We allow people to order infusion services from our website or by phone. We dispatch medical professionals to customers' homes, hotel rooms, offices, etc. Our cliental includes a vast array of customers, from the average "joe" to the ultra-wealthy, including celebrities.

Although Reset IV, Inc. is involved in healthcare delivery, it is not owned by a physician. Since each state has its own Corporate Practice of Medicine Laws, the corporate structure and relationship of Reset IV and between its healthcare partners varies by State.

In California and Nevada (states that have Corporate Practice of Medicine laws) the Reset IV entities act as a management company in the form of a Management Services Organization

("MSO") for the medical company (the PLLC owned by a physician or Nurse Practitioner), providing HR services, marketing services, accounting services, and other management related services. All the nurses, nurse practitioners, and other medical personnel work for the medical company and all medical services are carried out by the medical company. In addition, all fees from clients are collected by and paid to the medical company. In these states, the MSO collects a management fee from the medical company as a percentage of net revenue collected, typically around 70% of the gross revenue. There is Management Service Agreement ("MSA") that exists between the medical company, and Reset IV in these states that provide for all medical-related expenses (medical personnel payroll, medical supplies, and medications, etc.) to be provided by the Medical Company.

In Florida (where the Corporate Practice of Medicine allows for it), Reset IV is the sole company, and all medical personnel work for Reset IV and Reset IV collects 100% of sales revenue and pays 100% of expenses.

The parent companies ownership structure of these subsidiaries is as follow:

California: 94.5% (In addition, the Physician that owns the medical practice in this state has a buyout clause in the MSA that in the event that Reset IV, LLC California is sold while the MSA is in effect, Reset IV LLC California is required to "buyout" the medical practice from the MSA at 5% of the purchase price)

Nevada: 74.8% (In addition, the Nurse Practitioner that owns the medical practice in this state has a buyout clause in the MSA that in the event that Reset IV, LLC Nevada is sold while the MSA is in effect, Reset IV LLC Nevada is required to "buyout" the medical practice from the MSA at 5% of the purchase price)

Florida: 99%

In future states, the plan is for Reset IV, Inc. (Delaware) to own 98-100% of the Reset IV, LLC as subsidiaries in those states. We plan to partner with someone locally in different states with local relationships to help grow the brand in those states. We will likely offer them a small percentage of the company in exchange for their efforts. This would be why Reset IV would own 98-100% of future states.

Reset IV, Inc. (Delaware) owns the Reset IV trademarked brand, as well as the website and other brand assets. The Delaware corporation also manages the operations of each Reset IV state subsidiary; currently in California, Nevada, and Florida. In exchange for the rights to use the Reset IV brand, website, and brand assets, and as payment for managing its operations, each Reset IV state subsidiary pays a monthly management fee of 5% of net sales to Reset IV, Inc. (Delaware).

Previous Offerings

Between 2020 and 2019, we sold 994,381 shares of common stock in exchange for $1.04 per share under Regulation Crowdfunding.

• Name: Reset IV, Inc (Delaware) Common Stock
Type of security sold: Equity
Final amount sold: $7,130
Number of Securities Sold: 2,288,618
Use of proceeds: Organizational expenses, start-up costs, and general operating expenses for Reset IV, Inc. (Delaware)
Date: December 31, 2017
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, Inc (Delaware) Common Stock
Type of security sold: Equity
Final amount sold: $7,332
Number of Securities Sold: 2,353,643
Use of proceeds: Operating expenses for Reset IV, Inc. (Delaware)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, Inc (Delaware) Common Stock
Type of security sold: Equity
Final amount sold: $15,538
Number of Securities Sold: 4,987,739
Use of proceeds: Operating expenses for Reset IV, Inc. (Delaware)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $134
Number of Securities Sold: 134

Use of proceeds: Organizational expenses for Reset IV, LLC (Nevada)
Date: December 31, 2017
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $6,319
Number of Securities Sold: 6,319
Use of proceeds: Operating expenses for Reset IV, LLC (Nevada)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $231
Number of Securities Sold: 231
Use of proceeds: Operating expenses for Reset IV, LLC (Nevada)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Florida) Membership Interest
Type of security sold: Equity
Final amount sold: $100
Number of Securities Sold: 100
Use of proceeds: Organizational expenses for Reset IV, LLC (Florida)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (California) Membership Interest
Type of security sold: Equity
Final amount sold: $5,025
Number of Securities Sold: 5,025
Use of proceeds: Organizational expenses for Reset IV, LLC (California)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $459,747.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: SBA Payroll Protection Program
Amount Owed: $112,164
Interest Rate: 1.0%

• Creditor: GM Financial Auto Loan
Amount Owed: $26,988
Interest Rate: 3.8%

• Creditor: Daniel Rubenstein, CEO
Amount Owed: $20,607
Interest Rate: 10.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel Rubenstein
Daniel Rubenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
• Position: Chief Executive Officer; Director
Dates of Service: October 31, 2017 - Present
Responsibilities: Growth strategy, management, financial oversight, legal oversight, technology oversight, and marketing oversight and guidance. Daniel's compensation is $6,000/month salary.

Other business experience in the past three years:
• Employer: Prestige Sourcing Group, LLC
Title: Chief Operating Officer
Dates of Service: September 15, 2014 - Present
Responsibilities: Project management, employee/contractor oversight, factory sourcing and oversight, and client management.

Other business experience in the past three years:
• Employer: Community Kollel Of Las Vegas
Title: Jewish Outreach and Education
Dates of Service: May 15, 2014 - Present
Responsibilities: Teaching classes to Jewish adults on Jewish philosophy, laws, and history.

Name: Elisheva Rubenstein
Elisheva Rubenstein's current primary role is with Prestige Sourcing Group, LLC. Elisheva

Rubenstein currently services 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:
• Position: Secretary
Dates of Service: January 01, 2019 - Present
Responsibilities: Signing off on meeting minutes and bylaws. Elisheva does not currently take a salary from the Company.

Other business experience in the past three years:
• Employer: Prestige Sourcing Group, LLC
Title: Chief Executive Officer
Dates of Service: December 25, 2014 - Present
Responsibilities: Strategy and oversight of business development.

Other business experience in the past three years:
• Employer: Steinberg Diagnostics Medical Imaging
Title: Per-Diem Radiologic Technologist
Dates of Service: October 15, 2017 - Present
Responsibilities: Taking X-rays of patients

Name: Lori Parks
Lori Parks' current primary role is with the Issuer.
Positions and offices currently held with the issuer:

• Position: Treasurer
Dates of Service: January 01, 2019 - Present
Responsibilities: Financial oversight and regulation. Lori receives an hourly consulting fee from the Company.

• Position: Controller
Dates of Service: May 25, 2018 - Present
Responsibilities: Analyzing financial data, monitoring internal controls, managing financial transactions, streamlining accounting functions and operations, preparing financial reports and statements, and developing plans for financial growth. Lori receives an hourly consulting fee from the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Daniel Rubenstein
Amount and nature of Beneficial ownership: 9,533,700
Percent of class: 85.0%

RELATED PARTY TRANSACTIONS

• Name of Entity: Daniel Rubenstein
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: During the years ended December 31, 2020 and 2019, the Company received advances from its officer and director, Daniel Rubenstein, for general and administrative purposes.
Material Terms: The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2020, the outstanding balance of the note and accrued interest was $20,607. The entire note has been classified as current.

OUR SECURITIES

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2020, 11,207,713 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common stock

The amount of security authorized is 50,000,000 with a total of 11,207,713 outstanding.

Voting Rights

One vote per share on all matters that common shareholders are allowed to vote on.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2021.

Reset IV Inc.

By   /s/ *Lori A. Parks*

       Name: Lori A. Parks

       Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

RESET IV, INC.
Delaware

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

CONSOLIDATED FINANCIAL STATEMENTS:

Reset IV, Inc.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current assets				
Cash	$	459,747	$	58,946
Accounts receivable		-		6,720
Inventory		8,191		10,242
Prepaid expenses and other current assets		26,769		10,379
Total current assets		**494,707**		**86,287**
Property and equipment, net		51,481		1,791
Other assets				
Intangible assets, net	$	1,863	$	1,140
Notes receivable		209,721		162,575
Total other assets		**211,584**		**163,715**
Total assets	$	**757,772**	$	**251,793**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities				
Accounts payable	$	36,004	$	25,884
Credit cards payable		33,297		70,741
Notes payable		139,152		-
Notes payable, related party		20,607		26,262
Other current liabilities		23,267		24,989
Total current liabilities		**252,327**		**147,876**
Stockholders' equity (deficit)				
Common stock; $.001 par value,				
50,000,000 shares authorized,				
11,207,713 and 9,630,000 shares				
issued and outstanding, respectively		1,641		30
Additional paid in capital in excess of par		1,052,871		71,275
Non-controlling interest		63,436		40,394
Accumulated earnings (deficit)		(612,502)		(7,782)
Total stockholders' equity (deficit)		**505,445**		**103,917**
Total liabilities and stockholders' equity (deficit)	$	**757,772**	$	**251,793**

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Revenues, net	$	1,555,526	$	1,442,423
Cost of goods sold		229,229		227,698
Gross profit		1,326,297		1,214,725
Operating expenses				
General and administrative expense		434,580		582,425
Sales and marketing		1,467,895		612,853
Total operating expenses		1,902,475		1,195,278
Earnings (loss) from operations		(576,178)		19,447
Interest income		12		9,103
Interest expense		5,802		4,074
Net income (loss)		**(581,968)**		**24,476**
Net income (loss) attributable to noncontrolling interest		22,752		18,302
Net income (loss) attributable to shareholders of Reset IV, Inc.	$	**(604,720)**	$	**6,174**

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Shares	Common Stock	Additional Paid-in Capital	Members' Equity	Non-controlling Interest	Accumulated Earnings (Deficit)	Total Stockholders' Equity (Deficit)
Balance, December 31, 2018	-	-	-	14,462	-	(13,956)	506
Member contribution	-	-	-	15,538	-	-	15,538
Acquisition of entities under common control	-	-	-	41,305	22,067	-	63,372
Non-controlling interest contribution - Reset IV, LLC (CA)	-	-	-	-	25	-	25
Conversion from LLC to C Corporation	9,630,000	30	71,275	(71,305)	-	-	-
Net income	-	-	-	-	18,302	6,174	24,476
Balance, December 31, 2019	9,630,000	30	71,275	-	40,394	(7,782)	103,917
Non-controlling interest contribution - Reset IV, LLC (CA)	-	-	-	-	250	-	250
Non-controlling interest contribution - Reset IV, LLC (FL)	-	-	-	-	40	-	40
Issuance of common stock for marketing services	583,332	607	606,059	-	-	-	606,665
Issuance of common stock, net of offering costs	994,381	1,004	375,537	-	-	-	376,541
Net income	-	-	-	-	22,752	(604,720)	(581,968)
Balance, December 31, 2020	11,207,713	$ 1,641	$ 1,052,871	$ -	$ 63,436	$ (612,502)	$ 505,445

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Cash flows from operating activities:		
Net income (loss)	$ (604,720)	$ 24,476
Adjustments to reconcile net income		
to net cash used by operating activities:		
Depreciation	10,732	1,811
Bad debt expense on notes receivable	-	230,853
Shares issued for services	606,665	-
Changes in operating assets and liabilities:		
Accounts receivable	6,720	1,914
Inventory	2,051	(5,344)
Prepaid expenses and other current assets	(16,390)	(5,085)
Notes receivable	(47,146)	(176,729)
Accounts payable	10,120	(24,577)
Credit cards payable	(37,444)	6,364
Other current liabilities	(1,722)	23,026
Net cash provided (used) by operating activities	**(71,134)**	**76,710**
Cash flows from investing activities:		
Purchases of property and equipment	(60,422)	-
Acquisition of entities under common control, net of cash acquired	-	7,549
Net cash provided (used) by investing activities	**(60,422)**	**7,549**
Cash flows from financing activities:		
Borrowing (repayment) on notes payable	155,526	(40,876)
Member contribution	-	15,538
Non-controlling interest contribution - Reset IV, LLC (CA)	250	25
Non-controlling interest contribution - Reset IV, LLC (FL)	40	-
Proceeds from sale of common stock	376,541	-
Net cash provided (used) by financing activities	**532,357**	**(25,313)**
Net change in cash	400,801	58,946
Cash, beginning of period	58,946	-
Cash, end of period	$ 459,747	$ 58,946
Supplemental disclosure of cash flow information:		
Interest paid	$ 5,802	$ 4,074
Taxes paid	$ -	$ -

CERTIFICATION

I, Lori A. Parks, Principal Executive Officer of Reset IV Inc., hereby certify that the financial statements of Reset IV Inc. included in this Report are true and complete in all material respects.

Lori A. Parks

Principal Executive Officer